
GRANITE STATE ENERGY, INC.
Statements of Income
 (expressed in millions, rounded to hundred thousands of dollars)
Periods Ended September 30, 1999
 (Unaudited, subject to adjustment)


                              Quarter     Nine Months
                              -------     -----------

Operating revenue               $0.2     $0.6
                         ----     ----

Operating expenses:
     Purchased electric energy                    0.2     0.5
     Other operation                      -     0.1
                                        ----     ----
          Total operating expenses                    0.2     0.6
                                        ----     ----
     Net income                         $  -     $  -
                                        ====     ====
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